Liberty Vision, Inc.

2530 Meridian Parkway, Unit 200

 Durham, NC 27713

U.S. Securities & Exchange Commission                                                August 19, 2011

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:       Mr. Matthew Crispino, Staff Attorney

Re:        Liberty Vision, Inc.

              Registration Statement on Form S-1

              Filed July 5, 2011

              File No. 333-173456

Dear Mr. Crispino

Further to your letter dated July 19, 2011 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1. Please update your financial statements and related disclosures in accordance with the guidance contained in Rule 8-08 of Regulation S-X.

We have updated our financial statements and related disclosures as required.

Cover Page

2. We note your response to prior comment 1. Please move the new disclosures from the registration statement cover page to the cover page of the prospectus.

We have moved the disclosure as required.

3. We note your statement on the cover page that if you do not sell 1,000,000 shares of your common stock within the required timeframe, “all money received by us will be promptly returned” to investors. This statement, however, appears to be inconsistent with the structure of your offering. Since the money paid by investors will be put into a savings account, it will, as you note in the prospectus, be subject to the claims of creditors. As a result, you cannot state without qualification that you will be able to return all funds plus interest to investors. Accordingly, please modify this claim here and wherever it appears in the prospectus. Alternatively, modify your offering structure so that money paid to you by investors will be placed in an escrow account.

We have modified this claim throughout the prospectus.

Results of Operations, page 21

4. We note your revised disclosure in response to prior comment 10. It is unclear to us how this disclosure provides a comparison from one period to the next. We repeat our prior comment to expand your discussion of results of operations to discuss your results for the year ended February 28, 2011 compared to the year ended February 28, 2010. Refer to Item 303(A)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Please note that your discussion should also include each line item in your statements of operations.

We have updated our disclosure as required.

Liquidity and Capital Resources, page 22

5. We have reviewed your revised disclosures in response to prior comment 11. We note that your discussion of cash flows from operating activities is essentially a brief recitation of some of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise accordingly. Refer to Section IV.B of SEC Release 33-8350.

We have modified and expanded our discussion and analysis of operating cash flows.

Description of Property, page 29

6. We note your response to prior comment 12. Since none of your executive officers or directors resides in the United States, please disclose the types of activities that are conducted at your offices in Durham, North Carolina. Please also identify the locations at which your offshore activities are conducted.

We have updated this section of the prospectus as required.

Directors, Executive Officers and Control Persons, page 29

7. Please clarify whether your executive officers are currently involved in any other businesses. If so, specify the minimum amount of time per week that your officers devote to the business of the company. If an officer works less than full time for the company, please include a risk factor indicating the amount of time that the individual dedicates to the company and discuss any related material risks to the company and investors. Also, please address in the risk factor whether your officers’ outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

We have specified the minimum amount of time per week that our officers devote to the business of the company and amended the risk factor included in our registration statement (page 11) as required.

Notes to Consolidated Financial Statements

8. We note that you restated your financial statements to include a provision for income taxes and income taxes payable in response to prior comment 16. Please provide the applicable restatement disclosures related to this disclosure in accordance with the guidance in FASB ASC 250-10-50-7 & 8. In addition, in light of this restatement, we note that the date of your auditor’s report did not change. Please advise.

We have provided the restatement disclosure in Note 3 to the restated financial statements in accordance with the guidance in FASB ASC 250-10-50.The auditor’s report date was update to reflect changes to the audited financial statements.

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page F-8

9. We have reviewed your revised policy in response to prior comment 17. Please address the following:

We note your disclosure that, “revenues from one-time sales are recognized in the period in which the sale occurs.” Please clarify why you recognize revenue in the period of sale rather than the period that the service is performed. Refer to SAB 104.

We recognize revenue during the period the service is performed. Since our services are performed during the short period of time, e.g. website development services, ranging from one week to one month our sale period and delivery of services period fall in the same time frame. We have further clarified this policy.

Please disclose the typical time that it takes you to complete the projects discussed in your revenue recognition policy. For example, website development projects, social and viral marketing projects, and search engine optimization consulting. In this regard, clarify why sales related to these projects is recognized at one time rather than over the project period. Refer to FASB ASC 605-35-25.

We have provided the required disclosure and updated our revenue recognition policy in the light of this disclosure.

Please clarify your policy for monthly subscription services. In this regard, disclose if these services are billed month to month or if customers are billed at the beginning of a contract period. We note you disclose on page 26, that you plan service offerings that include subscription-based service packages.

We have clarified our policy for monthly subscription services.

We note your policy for bundled offerings. Please tell us how you considered the guidance in FASB ASC 605-25-25.

One of the underlying principles of ASC 605-25 is that ―revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet the criteria in paragraph 605-25-25-5. If these criteria are met, separation of the elements is not optional.

Pursuant to ASC 605-25-25-5, a delivered item is accounted for as a separate unit if 1) the delivered item has standalone value and 2) if the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is probable and substantially within the vendor’s control. Both of the separation criteria above must be met in order for a delivered item to be accounted for as a separate unit.

We consider our bundled offering, such as website development and paid search advertising (monthly subscription), as a single multiple-element arrangement.  The multiple-element arrangements guidance contains a presumption that separate contracts entered into at or near the same time with the same entity or related parties were negotiated as a package and should be evaluated as a single agreement.

Each unit of the bundled offering has its stand alone value (website development cost and monthly subscription fees) and the customer has general right to cancel either of the services included in the bundle. In addition both services can be delivered or cancelled independently from each other. Therefore we recognize revenue separately of each accounting unit of this multiple-element arrangement based on the nature of the unit.

You disclose a number of services that you offer or plan to offer beginning on page 26. In order to provide context to your readers, please consider providing a disclosure that breaks out your total revenue by your current revenue streams.

We have provided the required disclosure.

Foreign currency transactions, page F-9

10. It is unclear to us how you have responded to prior comment 18. We repeat our prior comment to provide footnote disclosure regarding your geographic areas. Refer to FASB ASC 280-10-50-41.

We have provided the disclosure of our geographic areas.

Note 5 – Income Tax, page F-12

11. We note that you now provide a provision for income taxes in response to prior comment 16. Please provide the applicable income tax disclosures contained in FASB ASC 74010-50.

We have provided the required disclosure.

Sincerely,

/s/ Oleg Gabidulin

Oleg Gabidulin

Liberty Vision, Inc., CEO